SEC File Number: 0-11634
CUSIP Number: 852312 305

         UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

    FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	[X] Form 10-K	[ ] Form 20-F	[ ] Form 11-K
	[ ]Form 10-Q	[ ] Form N-SAR	[ ] Form N-CSR

For Period Ended: December 31, 2004

[ ] Transition Report on Form 10-K	[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F	[ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended: _____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  ________

__________________________________________________________________________________________________

PART I — REGISTRANT INFORMATION

Full Name of Registrant:                    STAAR Surgical Company

Former Name if Applicable:   _____________________________________________________________________

Address of Principal Executive Office (Street and number):        1911 Walker Avenue

City, state and zip code:             Monrovia, CA 91016

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	{	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached as Exhibit A.

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Section 404 of the Sarbanes-Oxley Act of 2002 and Item 308(a) of Regulation S-K, promulgated by the Securities and Exchange Commission thereunder,  require management to provide an annual report on management’s assessment of the effectiveness of the Registrant’s internal control over financial reporting, beginning with the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the “Form 10-K”). Section 404 and Item 308(b) of Regulation S-K also require the registered public accounting firm which audited the Registrant’s financial statements included in the Form 10-K, to include an attestation report on management’s assessment. As a result of the complex nature of these new requirements, the Registrant and its independent registered public accounting firm, BDO Seidman, LLP (“BDO”), are still working to complete the evaluations needed to enable management of the Registrant and BDO to provide the required reports. At this time, no material weaknesses (as defined in the Public Company Accounting Oversight Board Auditing Standard No. 2) have been identified by the Registrant.  Due to the reasons above, the Registrant is unable to complete and file the Form 10-K by March 16, 2005, without unreasonable effort or expense. A letter from BDO stating the specific reasons why it is unable to provide its report as required by Item 308(b) of Regulation S-K on or before March 16, 2005, is attached to this Notification of Late Filing on Form 12b-25 as Exhibit A.

PART IV — OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification:

        John Bily                              (626)                303-7902
          (Name)                                          (Area Code)      (Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934  or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

		Yes [X]	No [ ]
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?	Yes [X]	No [ ]

            See Exhibit B for a narrative and quantitative explanation of the anticipated change.

                STAAR Surgical Company

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:     March 17, 2005                                         By:    /s/ John Bily

                                                                                                                    John Bily, Chief Financial Officer

Index of Exhibits

Exhibit Number	Description
Exhibit A	Letter from BDO Seidman, LLP dated March 15, 2005

Exhibit B	Significant Changes in Operating Results Fiscal 2004 versus Fiscal 2003